UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

05038218

VF 3-21-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14100

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phoenix Equity Planning Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
(No. and Street)

Hartford (City) | Connecticut (State) | 06115-0480 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn H. Pease | (860) 403-5859
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street (Address) | Hartford (City) | Connecticut (State) | 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05

OATH OR AFFIRMATION

I, Glenn H Pease, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phoenix Equity Planning Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Glenn H. Pease
Signature

Vice President, Finance
Title

Lynn M. Kochanski
Notary Public

LYNN M. KOCHANSKI
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phoenix Equity Planning Corporation

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Consolidated Financial Statements with Additional Information

December 31, 2004 and 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and Stockholder of
Phoenix Equity Planning Corporation:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Phoenix Equity Planning Corporation and its subsidiary (collectively, the "Company") at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The consolidating information contained in Schedule I is presented for purposes of additional analysis rather than to present the financial position and results of operations of the individual companies. Accordingly, we do not express an opinion on the financial position and results of operations of the individual companies. The information contained in Schedule II (Computation of Net Capital Under Rule 15c3-1 at December 31, 2004) is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is a wholly-owned subsidiary of Phoenix Investment Partners, Ltd. (the "Parent"). As disclosed in the accompanying notes to these consolidated financial statements, the Company has significant transactions with its Parent and its affiliates.

PricewaterhouseCoopers LLP

February 22, 2005

Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Consolidated Statements of Financial Condition

	December 31, 2004	2003
	(in thousands)	
Assets		
Cash and cash equivalents	$ 17,947	$ 9,362
Investments in affiliated investment funds	11,231	10,403
Management fees receivable	6,456	8,603
Concessions receivable	1,741	2,830
Receivables from related parties	3,579	9,163
Deferred commissions	2,399	1,879
Prepaid expenses and other assets	713	992
Furniture and equipment, net	198	222
Definite-lived intangible asset, net	403	
Deferred tax asset, net	1,270	2,559
Total assets	$ 45,937	$ 46,013
Liabilities and Stockholder's Equity		
Accrued compensation	$ 8,676	$ 11,252
Accounts payable and accrued expenses	1,134	1,519
Payables to broker-dealers	5,861	6,898
Payables to related parties	4,492	1,896
Total liabilities	20,163	21,565
Stockholder's Equity		
Common stock, $100 par value, 5,000 shares authorized, issued and outstanding	500	500
Additional paid-in capital	20,062	20,062
Retained earnings	5,212	3,886
Total stockholder's equity	25,774	24,448
Total liabilities and stockholder's equity	$ 45,937	$ 46,013

The accompanying notes are an integral part of these financial statements.

Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Consolidated Statements of Income

	Year Ended December 31, 2004	2003
	(in thousands)	
Operating Revenues		
Management fees	$ 54,425	$ 51,778
Marketing fees	14,662	12,999
Fund accounting fees	7,899	7,863
Shareholder service agent fees	6,426	6,837
Distributor fees	23,302	20,292
Administrative fees	714	673
Underwriter fees	488	445
Investment and other income	1,499	3,353
Total operating revenues	109,415	104,240
Operating Expenses		
General and administrative expenses	37,323	39,297
Employment expenses	31,088	39,744
Commissions and finder's fees	22,946	19,801
Total operating expenses	91,357	98,842
Income before income taxes	18,058	5,398
Provision for income taxes	6,732	2,238
Net income	$ 11,326	$ 3,160

The accompanying notes are an integral part of these financial statements.

Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Consolidated Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2004 and 2003

(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2002	$ 500	$ 19,154	$ 726	$ 20,380
Net income			3,160	3,160
Capital contribution from parent		908		908
Balances at December 31, 2003	500	20,062	3,886	24,448
Net income			11,326	11,326
Dividends to parent			(10,000)	(10,000)
Balances at December 31, 2004	$ 500	$ 20,062	$ 5,212	$ 25,774

The accompanying notes are an integral part of these financial statements.

Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Consolidated Statements of Cash Flows

	Year Ended December 31, 2004	2003
	(in thousands)	
Cash flows from operating activities:		
Net income	$ 11,326	$ 3,160
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	134	365
Amortization of deferred commissions	900	327
Amortization of intangible asset	11	
Deferred taxes	1,289	(1,206)
(Gain) loss on sale of investments	(195)	224
Changes in operating assets and liabilities:		
Management fees receivable	2,147	(1,285)
Concessions receivable	1,089	(171)
Receivables from related parties	5,584	84
Deferred commissions	(1,420)	(2,206)
Prepaid expenses and other assets	279	452
Accrued compensation	(2,576)	355
Accounts payable and accrued expenses	(385)	(1,602)
Payables to broker-dealers	(1,037)	339
Payables to related parties	2,596	(2,347)
Change in unrealized appreciation on investments	(531)	(2,347)
Net cash provided by (used in) operating activities	19,211	(5,858)
Cash flows from investing activities:		
Purchase of mutual fund management contract	(414)	
Purchase of investments	(3,001)	(6,117)
Proceeds from sale of investments	2,899	836
Purchase of furniture and equipment, net	(110)	(84)
Net cash used in investing activities	(626)	(5,365)
Cash flows from financing activities:		
Capital contribution from parent		908
Dividends to parent	(10,000)	
Net cash (used in) provided by financing activities	(10,000)	908
Net increase (decrease) in cash and cash equivalents	8,585	(10,315)
Cash and cash equivalents, beginning of year	9,362	19,677
Cash and cash equivalents, end of year	$ 17,947	$ 9,362
Supplemental cash flow information:		
Income taxes paid	$ 3,185	$ 2,645

The accompanying notes are an integral part of these financial statements.

1. Operations

Phoenix Equity Planning Corporation (PEPCO) is a registered broker-dealer and registered transfer agent principally serving the United States markets as distributor, underwriter, and financial agent for products registered with the Securities and Exchange Commission. Phoenix Investment Counsel, Inc. (PIC), a wholly-owned subsidiary of PEPCO, is a registered investment advisor furnishing management services primarily under agreements with affiliated registered investment companies (collectively, the Phoenix Funds). PIC also manages institutional accounts and structured finance products, and provides investment management services for the non-real estate investment assets of Phoenix Life Insurance Company's (Phoenix Life) general account.

PEPCO is a wholly-owned subsidiary of Phoenix Investment Partners, Ltd. (PXP). PXP is an indirect wholly-owned subsidiary of The Phoenix Companies, Inc. (PNX).

2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Principles of Consolidation and Basis of Presentation

PEPCO's consolidated financial statements, which include the accounts of PEPCO and PIC, have been prepared in conformity with accounting principles generally accepted in the United States of America. All material intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the prior year amounts to conform to the current year presentation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates. Accordingly, certain amounts in the financial statements contain estimates made by management. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid affiliated money market mutual fund investments.

Investments in Affiliated Investment Funds

These investments are classified as trading securities and are carried at fair value, which is determined based on the publicly quoted market prices for equity investments and net asset values for mutual fund investments. Unrealized appreciation or depreciation on investments is included in investment and other income.

Deferred Commissions

Deferred commissions are commissions paid to broker-dealers on sales of Class B mutual fund shares (Class B shares). These commissions are recovered by PEPCO by the receipt of monthly asset-based distributor fees received from the mutual funds or contingent deferred sales charges received upon redemption of the Class B shares within five years of purchase.

The deferred costs resulting from the sale of Class B shares subsequent to December 31, 2002 are amortized on a straight-line basis over a three or five-year period, depending on the fund, or until the underlying Class B shares are redeemed. Amortization expense was $.9 million and $.3 million in 2004 and 2003, respectively, and is included in distributor fees on the Consolidated Statements of Income. PEPCO periodically assesses the deferred commission asset for impairment and records additional amortization expense as appropriate.

Concessions Receivable

PEPCO acts as principal underwriter and distributor of variable annuity contracts offered by affiliates of PNX. PEPCO enters into selling agreements with other broker-dealers or entities either registered or exempt under the Securities Act of 1934 (selling brokers). Concessions receivable represent amounts due from PNX affiliates for the commission amounts due to selling brokers. PEPCO does not realize any net revenue from these transactions.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method with estimated useful lives of up to five years. Major renewals or betterments are capitalized and recurring repairs and maintenance are charged to operations.

Intangible Assets

Definite-lived intangible assets are amortized on a straight-line basis over the estimated remaining lives of such assets and are periodically reevaluated for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, *"Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of,"* by comparing estimates of future undiscounted cash flows to the carrying value of assets. Assets are considered impaired if the carrying value exceeds the expected future undiscounted cash flows.

Impairment analyses are performed at least annually or more frequently if warranted by events or changes in circumstances affecting PEPCO's business.

Revenue Recognition

Management, marketing, fund accounting, shareholder service agent, and administrative fees are recorded as income during the period in which such services are performed. Management and administrative fees are generally earned based upon a percentage of assets under management, except for the fees for services related to the management of Phoenix Life's general account which are earned on a cost-recovery basis. Management fees contingent upon achieving certain levels of performance are recorded when earned. Management fees earned on collateralized debt obligations (CDOs) have senior and subordinated components. The senior fees are based on the average aggregate principal balance of the portfolio and are paid semi-annually or quarterly. The subordinated component of the fees is subject to the portfolio meeting certain financial criteria. As of December 31, 2004 and 2003, three CDOs did not meet all the criteria. Accordingly, subordinated management fees related to these three CDOs have not been recognized. At such time as the criteria is met, all or a portion of the subordinated fees may be recovered. Fund accounting fees are based upon costs incurred by PEPCO to perform accounting services. Shareholder service agent fees are generally computed and earned based upon the number of shareholder accounts. Marketing fees are computed based upon contractual agreements. Dealer concessions and underwriter fees earned (and related expenses) from the distribution and sale of mutual fund shares and other securities are recorded on a trade date basis.

Contingent deferred sales charge (CDSC) revenue is recognized when commissions are collected on redemptions of Class B shares made within three or five years of purchase and Class C mutual fund shares made within one year of purchase. CDSC redemption income was $.6 million and $.2 million in 2004 and 2003, respectively, and is included in distributor fees on the Consolidated Statements of Income.

Distributor Fees

Pursuant to the terms of its distribution plans with the Phoenix Funds, PEPCO received distributor fees of $23.6 million and $20.4 million in 2004 and 2003, respectively. Of this, $18.8 million and $17.1 million in 2004 and 2003, respectively, was paid to broker-dealers, including WS Griffith & Co., Inc. (Griffith), an indirect wholly-owned subsidiary of PNX that was sold to an unrelated third party in 2004, as trailing commissions, which are included in Commissions and finder's fees on the Consolidated Statements of Income.

Income Taxes

PEPCO accounts for income taxes under the provisions of SFAS No. 109, *"Accounting for Income Taxes,"* as amended, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. SFAS No. 109 allows recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized.

PEPCO files as a part of the PNX consolidated federal income tax return and is included in certain combined state income tax returns that are required to be filed by certain direct and indirect parents. In addition to the combined state income tax returns, PEPCO also files separate tax returns for certain other states where appropriate. PEPCO is a party to a tax sharing agreement by and among PNX and its subsidiaries in which federal and state income taxes are allocated as if they had been calculated on a separate company basis. Benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns.

Employee Benefit Plans

The employees of PEPCO, along with employees of certain other PXP affiliates, are covered under a qualified defined benefit pension plan and are eligible to participate in a defined contribution 401(k) retirement plan, each of which is sponsored by PNX and administered by a third party administrator. The qualified pension and 401(k) savings plans comply with requirements established by the Employee Retirement Income Security Act of 1974 (ERISA). Additionally, an excess benefit plan for employees provides for those portions of pension obligations that are in excess of amounts permitted by ERISA. PEPCO is charged monthly by Phoenix Life for costs associated with these benefits.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plan available for benefits is omitted, as the information is not separately available for PEPCO's participation in the pension plan.

The employees of PEPCO also receive certain health care and life insurance benefits provided under multi-employer plans sponsored by PNX. PEPCO is charged monthly by Phoenix Life for costs associated with these benefits.

In July 2001 and as of January 2002, PXP issued phantom options to certain employees of PEPCO under the provisions of an approved phantom option plan. The July options vested immediately and the January options will vest in even annual installments over a three-year period from the date of the grant. Any expense related to these options is recorded at PXP. In addition, certain employees of PEPCO were granted options to purchase common stock of PNX under an approved PNX stock option plan, which vest over a three-year period and terminate ten years from the date of grant. PNX options are granted with an exercise price equal to the market value of the shares at the date of grant. Options were granted to PEPCO employees in June 2002, prior to our adoption of an option expense policy. A total of 240,900 of these option shares were outstanding as of December 31, 2004, of which 160,600 are vested. Additional options were granted to PEPCO employees in June and August 2003 for which PEPCO recorded compensation expense of $.2 million and $.1 million related to these options in 2004 and 2003, respectively. A total of 140,000 of these option shares were outstanding as of December 31, 2004, of which 29,667 are vested.

3. Acquisition of FMI Sasco Mutual Fund

On October 22, 2004, PIC acquired a contract to manage the assets of the FMI Sasco Contrarian Value Fund (Sasco), an open-end mutual fund, for $.4 million, including transaction costs of $.2 million. Subsequent to this date, assets in the Sasco fund were merged into a newly formed mutual fund advised by PIC. The purchase price for Sasco represents the consideration paid and the direct costs incurred by PEPCO. Based on the economics of this transaction, purchase price was allocated entirely to definite-lived intangible assets. Related amortization of intangible assets of $11,307 has been expensed in 2004.

Definite-lived intangible assets at December 31, were as follows:

	2004 *(in thousands)*
Investment contracts	$ 414
Accumulated amortization	(11)
Definite-lived intangible assets, net	$ 403

4. Investments

Investments in affiliated investment funds at December 31, are as follows:

	Market		**Cost**	
	2004	**2003**	**2004**	**2003**
	(in thousands)			
Kayne managed account	$ 7,052	$ 6,540	$ 5,472	$ 5,172
Multi-sector short term bond	2,544	109	2,541	108
Phoenix-Kayne mutual funds	633	1,049	503	908
Phoenix-Seneca mutual funds	376	921	297	915
Other affiliated mutual funds	626	1,784	644	2,057
	$ 11,231	$ 10,403	$ 9,457	$ 9,160

5. Furniture and Equipment

Furniture and equipment is comprised of the following:

	December 31, 2004	December 31, 2003
	(in thousands)	
Computer equipment and software	$ 448	$ 1,872
Furniture and office equipment	777	1,113
	1,225	2,985
Accumulated depreciation	(1,027)	(2,763)
Furniture and equipment, net	$ 198	$ 222

Depreciation expense for the years ended December 31, 2004 and 2003 was $.1 million and $.4 million, respectively, and is included in general and administrative expenses on the Consolidated Statements of Income.

6. Variable Interest Entities

On December 31, 2003, PEPCO adopted Financial Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", as amended by FIN 46-R. FIN 46-R interprets the existing standards on consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (variable interest entities or VIEs). Variable interest entities are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among all parties involved. PEPCO did not create or obtain an interest in any variable interest entities during 2004 and 2003 and is not considered to be the primary beneficiary to any of the collateralized debt obligations (CDOs) for which PIC serves as the investment advisor. An affiliate of PEPCO consolidates three of these CDOs, which have aggregate assets of $1.6 billion at each of December 31, 2004 and 2003.

7. Income Taxes

The components of the provision for income taxes are as follows:

	For the Year Ended December 31, 2004	2003
	(in thousands)	
Current		
Federal	$ 5,186	$ 3,055
State	257	392
Total current tax expense	5,443	3,447
Deferred		
Federal	888	(1,196)
State	401	(13)
Total deferred tax expense (benefit)	1,289	(1,209)
Total provision for income taxes	$ 6,732	$ 2,238

The deferred tax effects of temporary differences are as follows:

	December 31, 2004	2003
	(in thousands)	
Deferred tax assets:		
Unpaid vacation accrual	$ 349	$ 630
Furniture and equipment	49	167
Intangible assets	2	
Unrealized depreciation on investments		231
Net operating loss carryforwards	1,883	1,648
Valuation allowance	(315)	(144)
Other		59
Gross deferred tax assets	1,968	2,591
Deferred tax liabilities:		
Unrealized appreciation on investments	696	4
Other	2	28
Gross deferred tax liabilities	698	32
Deferred tax asset, net	$ 1,270	$ 2,559

PEPCO has a federal net operating loss carryforward of $4.4 million scheduled to expire in 2023 and 2024. PEPCO also has state net operating loss carryforwards of $5.0 million that are scheduled to expire between 2012 and 2022. A valuation allowance has been established to reduce the carrying amount of the deferred income tax assets related to the state net operating loss carryforwards to the amount that is expected to be realized.

Except as noted above, management has determined, based on earnings and future income, that it is more likely than not the remaining deferred income tax assets recorded as of December 31, 2004 and 2003 will be realized. In determining the adequacy of future income, management has considered projected future income, reversal of existing temporary differences, and available tax planning strategies that could be implemented if necessary.

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Consolidated Statements of Income:

	For the Year Ended December 31,	
	2004	**2003**
Statutory rate	35.0%	35.0%
State income taxes, net of federal benefit	2.3	4.6
Adjustments to income tax accruals	(0.6)	
Other permanent differences	0.5	1.9
Effective income tax rate	37.2%	41.5%

8. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission, PEPCO is subject to certain rules regarding minimum net capital. PEPCO operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital, and resultant ratios for PEPCO are as follows:

	December 31,	
	2004	**2003**
	(in thousands)	
Aggregate indebtedness	$ 10,712	$ 12,310
Net capital	11,367	6,580
Ratio of aggregate indebtedness to net capital	.94 to1	1.87 to 1

PEPCO's minimum required net capital at December 31, 2004 and 2003 based on its aggregate indebtedness on those dates, is $.7 million and $.8 million, respectively.

The operations of PEPCO do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, PEPCO is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(i) of such rule.

9. General and Administrative Expenses

General and administrative expenses are comprised of the following:

	For the Year Ended December 31, 2004	2003
	(in thousands)	
Variable annuity distribution support	$ 7,714	$ 7,295
Intercompany expense sharing	7,368	10,162
Fund accounting	6,000	5,583
Computer services	2,805	5,530
Marketing	2,101	
Distribution costs	2,371	2,083
Rent	1,726	2,080
Outside services	1,491	1,803
Travel, training and entertainment	1,048	1,342
Sales meetings	978	1,607
Insurance	721	579
Investment research fees	668	249
Telephone and postage	647	767
Depreciation	134	365
Other	1,551	(148)
	$ 37,323	$ 39,297

10. Other Related Party Transactions

Intercompany Agreements and Transactions

PEPCO is a party to an expense sharing agreement with PXP and certain of its affiliates, whereby the parties allocate expenses to effect sharing with respect to operating charges. Pursuant to this agreement, PEPCO and PIC were allocated a total of $7.4 million and $10.2 million of expenses, net of $.5 million and $.3 million of reimbursements, in 2004 and 2003, respectively. In addition, PEPCO charges Phoenix/Zweig Advisors LLC (PZA), a wholly-owned subsidiary of PXP, for its cost to provide administrative and financial services performed on PZA's behalf. In 2004 and 2003, PEPCO charged PZA $.3 million and $.2 million, respectively, for such services.

PEPCO is party to separate marketing agreements, either formally or informally, with its affiliates, Engemann Asset Management (EAM); Seneca Capital Management, LLC (Seneca); Kayne Anderson Rudnick Investment Management, LLC; PXP Institutional Markets Group (PXPIMG); Duff & Phelps Investment Management Co., and PZA. Pursuant to these agreements, PEPCO recognized a total of $15.9 million and $14.6 million in 2004 and 2003, respectively, for providing marketing services.

PIC is party to a separate marketing agreement with PXP Institutional Markets Group (PXPIMG), a wholly-owned subsidiary of PXP, whereby PIC pays PXPIMG a fee for providing marketing services on non-affiliated institutional advisory accounts. In 2004 and 2003, PIC incurred expenses to PXPIMG of $1.2 million and $1.6 million, respectively, for such services.

In 2004 and 2003, PIC had portfolio management costs related to certain mutual funds advised by PZA. Under an agreement, PIC charged PZA $.4 million and $2.5 million in 2004 and 2003, respectively, for such services.

PIC is party to separate sub-advisory agreements with EAM and Seneca, whereby PIC pays a sub-advisory fee for investment management services provided by EAM and Seneca for certain affiliated funds. In each of 2004 and 2003, PIC paid sub-advisory fees of $3.8 million to EAM. In addition, in 2004 and 2003 PIC paid sub-advisory fees of $1.3 million and $1.4 million, respectively, to Seneca for these services.

In August 2002, PEPCO agreed to waive the investment management fees related to Phoenix Life's Employee Retirement Plan until those fees accumulate to $2.5 million. As of December 31, 2004, a cumulative total of $1.5 million of investment management fees earned by PIC had been waived.

Revenues

PEPCO and its subsidiary manage assets and provide other investment advisory and distribution services to affiliated mutual funds, Phoenix Life and its subsidiaries, and other affiliated entities. Revenues earned from managing these assets are as follows:

	For the Year Ended December 31,	
	2004	**2003**
	(in thousands)	
Management fees:		
Affiliated mutual funds	$ 28,359	$ 23,882
Phoenix Life variable product separate accounts	11,053	10,294
Phoenix Life general account	8,177	8,006
Affiliated structured finance products	3,321	4,966
Other	(204)	(25)
Total management fees	50,706	47,123
Marketing fees	14,662	12,999
Fund accounting fees	7,898	7,862
Shareholder service agent fees	5,203	5,525
Distributor fees	23,639	20,416
	$ 102,108	$ 93,925

For each of 2004 and 2003, PEPCO received management fees averaging approximately .07% of the net asset value of the Phoenix Life general account assets under management. PEPCO's transactions with affiliates comprised approximately 93% and 90% of operating revenues for the years ended December 31, 2004 and 2003, respectively.

Receivables from Related Parties

Receivables from related parties are as follows:

	December 31, 2004	December 31, 2003
	(in thousands)	
Distributor, fund accounting, and administrative fees	$ 2,794	$ 2,723
Expense sharing and subsidiary short-term advances due from affiliates	755	5,102
Marketing fees receivable, net	30	
Tax sharing with PNX and PXP		1,338
	$ 3,579	$ 9,163

Marketing fees receivable of $.8 million in 2004 are net of $.8 million of subadvisory fees payable, since these agreements are with the same affiliated parties.

In addition, management fees receivable include $5.7 million and $7.3 million and concessions receivable include $1.7 million and $2.8 million as of December 31, 2004 and 2003, respectively, from related parties.

Operating Expenses

Phoenix Life provides certain administrative services at the request of PEPCO including payroll processing, purchasing, facility management, computer services, and other administrative support to PEPCO and its subsidiary. Additionally, certain of PEPCO's active and retired employees participate in Phoenix Life's multi-employer retirement and benefit plans (see Note 2). The expenses recorded by PEPCO for significant services provided by Phoenix Life are as follows:

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(in thousands)	
Computer services	$ 2,489	$ 5,243
Rent	1,152	1,539
Administrative fees	530	539
Professional fees	2,435	75
Equipment, rental and maintenance	32	31
Employee related charges:		
Pension and savings plan	1,044	2,240
Healthcare and life insurance benefits	1,497	1,659
Other	1,154	1,330
	$ 10,333	$ 12,656

PEPCO pays these charges based upon agreements with Phoenix Life. Computer services are based upon actual or specified usage. Other charges are based upon hourly rates, square footage or head count. PEPCO also reimburses Phoenix Life for employee related expenses paid by Phoenix Life. Management believes that these charges are reasonable. Employee related charges are included in employment expenses and the other charges are included in general and administrative expenses in the Consolidated Statements of Income.

Payables to Related Parties

Payables to related parties are as follows:

	December 31, 2004	December 31, 2003
	(in thousands)	
Expense sharing and short-term advances due to affiliates	$ 2,764	$ 551
Tax sharing with PNX and PXP	920	
Payable to Phoenix Life	808	1,078
Subadvisory fees payable, net		267
	$ 4,492	$ 1,896

In 2003, subadvisory fees payable of $.9 million are net of $.7 million of marketing fees receivable, since these agreements are with the same affiliated parties.

In addition, payables to broker-dealers include commissions, including those payable under 12b-1 distribution plans discussed in Note 2, of $1.5 million in 2003 payable to Griffith.

During 2004 and 2003, PEPCO received a combined $12.5 million and $5.1 million, respectively, from PIC as dividends and return of capital.

Related party receivables and payables are reviewed monthly and are settled to the extent cash is available.

11. Contingencies

PEPCO distributes its affiliated mutual funds through third party broker-dealers. In the event that the third party broker-dealers fail to fulfill their contractual obligations, PEPCO may incur losses to settle open positions in these affiliated mutual funds.

The maximum amount assignable to this liability is limited to the amount of open trades. PEPCO believes that the risk of loss is remote. In addition, PEPCO has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

In the ordinary course of business, PEPCO may also enter into contracts with other third parties pursuant to which the third parties provide services on behalf of PEPCO or PEPCO provides services on behalf of the third parties. In certain circumstances, PEPCO may agree to indemnify a third party. The terms of the indemnification may vary from contract to contract and the amount of the indemnification liability, if any, cannot be determined.

PEPCO made no payments to third parties in 2004 and 2003, and has recorded no liabilities with regard to commitment as of December 31, 2004. PEPCO believes that any risk of loss for direct or indirect guarantees is remote and would not have a material impact on its operating results or financial position.

Phoenix Equity Planning Corporation

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Consolidating Statement of Financial Condition at December 31, 2004

(with comparative consolidated totals at December 31, 2003)

Schedule I

Additional Information

(in thousands)

	Phoenix Equity Planning Corporation	Phoenix Investment Counsel, Inc.	Consolidation Entries	Consolidated 2004	Consolidated 2003
Assets					
Cash and cash equivalents	$ 10,330	$ 7,617		$ 17,947	$ 9,362
Investments in affiliated mutual funds	11,231			11,231	10,403
Management fees receivable		6,456		6,456	8,603
Concessions receivable	1,741			1,741	2,830
Receivables from related parties	5,334	267	$ (2,022)	3,579	9,163
Deferred commissions	2,399			2,399	1,879
Investment in subsidiary	4,541		(4,541)		
Prepaid expenses and other assets	255	458		713	992
Furniture and equipment, net	88	110		198	222
Definite-lived intangible assets, net		403		403	
Deferred tax asset, net	1,146	124		1,270	2,559
Total assets	$ 37,065	$ 15,435	$ (6,563)	$ 45,937	$ 46,013
Liabilities and Stockholder's Equity					
Accrued compensation	$ 3,310	$ 5,366		$ 8,676	$ 11,252
Accounts payable and accrued expenses	1,081	53		1,134	1,519
Payables to broker-dealers	5,861			5,861	6,898
Payables to related parties	1,039	5,475	$ (2,022)	4,492	1,896
Total liabilities	11,291	10,894	(2,022)	20,163	21,565
Stockholder's Equity					
Common stock	500			500	500
Additional paid-in capital	20,062	3,907	(3,907)	20,062	20,062
Retained earnings	5,212	634	(634)	5,212	3,886
Total stockholder's equity	25,774	4,541	(4,541)	25,774	24,448
Total liabilities and stockholder's equity	$ 37,065	$ 15,435	$ (6,563)	$ 45,937	$ 46,013

Phoenix Equity Planning Corporation

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Consolidating Statement of Income for the Year Ended December 31, 2004

(with comparative consolidated totals for the year ended December 31, 2003)

Schedule I
(continued)
Additional Information

(in thousands)

	Phoenix Equity Planning Corporation	Phoenix Investment Counsel, Inc.	Consolidation Entries	Consolidated 2004	Consolidated 2003
Operating Revenues					
Management fees		$ 54,425		$ 54,425	$ 51,778
Marketing fees	$ 21,257	(6,595)		14,662	12,999
Fund accounting fees	7,899			7,899	7,863
Shareholder service agent fees	6,426			6,426	6,837
Distributor fees	23,302			23,302	20,292
Administrative fees	714			714	673
Underwriter fees	488			488	445
Investment and other income	1,427	72		1,499	3,353
Income from consolidated subsidiary	10,990		$ (10,990)		
	72,503	47,902	(10,990)	109,415	104,240
Operating Expenses					
General and administrative expenses	19,320	18,003		37,323	39,297
Employment expenses	19,636	11,452		31,088	39,744
Commissions and finder's fees	22,946			22,946	19,801
	61,902	29,455		91,357	98,842
Income (loss) before income taxes	10,601	18,447	(10,990)	18,058	5,398
(Benefit) provision for income taxes	(725)	7,457		6,732	2,238
Net income	$ 11,326	$ 10,990	$ (10,990)	$ 11,326	$ 3,160

Phoenix Equity Planning Corporation **Schedule II**
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Computation of Net Capital Under Rule 15c3-1 **Additional Information**
December 31, 2004
(in thousands)

Net Capital

Total stockholder's equity		$ 25,774
Less nonallowable assets:		
Furniture and equipment, net	$ 88	
Accounts receivable and other assets	8,193	
Net worth of consolidated subsidiary (Note B)	4,541	12,822
Net capital before specific reduction in the market value of securities		12,952
Less securities haircuts pursuant to Rule 15c3-1		1,585
Net capital		$ 11,367

Aggregate Indebtedness

Total liabilities included in consolidated statement of financial condition	$ 20,163
Liabilities of consolidated subsidiary (net of intercompany balances with parent of $1,269)	(9,625)
Difference resulting from offsetting various liability accounts against related assets	174
Aggregate indebtedness	$ 10,712
Minimum net capital required to be maintained (greater of $250 or 6 2/3% of $10,712)	$ 714
Net capital in excess of minimum requirements ($11,367 - $714)	$ 10,653
Ratio of aggregate indebtedness to net capital	.94 to 1

(in thousands)

Note A - Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by PEPCO in Part II-A of the FOCUS Report on Form X-17A-5 at December 31, 2004.

Note B - Consolidated Subsidiary

The summarized assets and liabilities of the consolidated subsidiary at December 31, 2004 are as follows:

Cash and cash equivalents	$ 7,617
Receivables and other assets	7,181
Furniture and equipment, net	110
Definite-lived intangible asset, net	403
Deferred tax asset	124
	15,435
Accounts payable, accrued expenses and other liabilities	10,894
Net worth of consolidated subsidiary	$ 4,541

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholder of
Phoenix Equity Planning Corporation:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Phoenix Equity Planning Corporation (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2005